DUNE ENERGY, INC.
                         3050 Post Oak Blvd., Suite 695
                              Houston, Texas 77056

                                                                    June 1, 2006

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20649

    RE:   Dune Energy, Inc. (the "Company");
          Commission's Comment Letter (the "Comment Letter"),
          Dated May 2, 2006, re Form SB-2 of the Company (the "SB-2") File No. 333-132978, filed April 4, 2006 and Amendment No. 1 to Form SB-2 filed May 19, 2006

Dear Mr. Schwall:

      This is in response to the referenced Comment Letter from the Commission's Division of Corporation Finance and my telephone call with Ms. Duru on May 31, 2006. We are filing herewith an amended Registration Statement on Form SB-2/A (the "Amended SB-2") which we believe addresses the few remaining points that Ms. Duru requested in our phone call that we further clarify.

      Based on questionnaires that the Company received from all selling security holders, we have amended the SB-2 to indicate that only one such selling security holder is a registered broker-dealer and that such selling security holder is an underwriter (please see footnotes 1(a), A and C to selling security holder table). In addition, 29 selling security holders indicated that they are affiliates of broker dealers (as indicated by footnote B to selling security holders table). Of these 29 holders, 28 indicated that they acquired the shares in the ordinary course and had no arrangements to distribute the securities (as indicated by footnote E) and that they are not underwriters (as indicated by footnote D). One affiliate of a broker-dealer did not so indicate the foregoing and is therefore an underwriter (as indicated by footnote C).

      We have added all applicable undertakings required by Item 512 of Regulation S-B.


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      As I previously mentioned to Ms. Duru, the Company will be required to begin paying a penalty to investors if the SB-2 is not declared effective by the Commission by June 2, 2006. Accordingly, anything you can do to help expedite the Company's registration process would be greatly appreciated.

                                           Very truly yours,

                                           DUNE ENERGY, INC.


                                           By: /s/ Alan Gaines
                                               ---------------------------------
                                                   Alan Gaines, Chairman and CEO


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